EXHIBIT 99

FOR IMMEDIATE RELEASE

Affimed Places AFM11 (CD19/CD3-Targeting T cell Engager) Phase 1 Program on Clinical Hold

Heidelberg, Germany, October 8, 2018 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies that harness the power of innate and adaptive immunity (NK and T cells), today announced that it has placed AFM11 (CD19/CD3-targeting T cell engager) on clinical hold, and has notified the global health authorities of its decision. AFM11 is being evaluated in two Phase 1 clinical studies for the treatment of patients with relapsed or refractory CD19 positive B-cell non-Hodgkin lymphoma (NHL) and acute lymphoblastic leukemia (ALL). The clinical hold was initiated after the occurrence of Serious Adverse Events (SAEs) in three patients, which included a death in the ALL study and two life-threatening events in the NHL study.

The SAEs occurred in patients enrolled in the highest dose cohorts of each study. Thirty-three patients have been treated in total in the two Phase 1 studies, with preliminary signs of clinical activity observed in several patients.

Affimed will be working closely with the global health authorities, the Safety Monitoring Committees, and the studies’ clinical investigators to review the events, carefully assess all of the data and determine next steps for the AFM11 program. Affimed intends to provide an update on AFM11 upon completion of the evaluation.

The clinical hold does not affect the ongoing development of Affimed’s NK cell engager programs, which are based on targeting the NK cell receptor CD16A, a different approach than used for AFM11, which targets T cells through CD3.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK and T cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed Investor Contact:

Gregory Gin, Head of Investor Relations

E-Mail: IR@affimed.com

Affimed Media Contact:

Anca Alexandru, Head of Communications, EU IR

E-Mail: media@affimed.com

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